 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* OMeara, Robert P. (Last) (First) (Middle) 300 Park Boulevard, Suite 405 (Street) Itasca, IL 60143 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol First Midwest Bancorp, Inc. FMBI
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 25, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	04/25/2003		M (1) |	15928 | A | $22.50		I	By NQ Stock Option Gain Deferral Plan Tr
Common Stock	04/25/2003		F (1) |	13154 | D |	237428	I	By NQ Stock Option Gain Deferral Plan Tr
Common Stock					218391	D
Common Stock					18951 (2)	I	By IRA
Common Stock					187395 (3)	I	By Profit Sharing Plan Trust
Common Stock					167591 (4)	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

OMeara, Robert P. - April 25, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$22.5000	04/25/2003		M (1) |	(D) 15,928	varies (6) | 04/25/2011	Common Stock - 15,928		15,928	D
Non-Qualified Stock Option (right to buy)	$27.2450	04/25/2003		A (5) |	(A) 13,154	10/25/2003 | 04/25/2011	Common Stock - 13,154	$27.2450	13,154	D
Non-Qualified Stock Option (right to buy)	$29.1300					09/28/2002 | 02/16/2004	Common Stock - 9,013		9,013	D
Non-Qualified Stock Option (right to buy)	$29.1300					09/28/2002 | 02/15/2005	Common Stock - 9,614		9,614	D
Non-Qualified Stock Option (right to buy)	$29.1300					09/28/2002 | 02/21/2006	Common Stock - 9,999		9,999	D
Non-Qualified Stock Option (right to buy)	$29.1300					09/28/2002 | 02/19/2007	Common Stock - 10,407		10,407	D
Non-Qualified Stock Option (right to buy)	$28.4350					06/20/2002 | 02/18/2008	Common Stock - 8,315		8,315	D
Non-Qualified Stock Option (right to buy)	$29.1300					09/28/2002 | 02/18/2008	Common Stock - 8,117		8,117	D
Non-Qualified Stock Option (right to buy)	$28.4350					06/20/2002 | 02/17/2009	Common Stock - 8,648		8,648	D
Non-Qualified Stock Option (right to buy)	$29.1300					09/28/2002 | 02/17/2009	Common Stock - 8,441		8,441	D
Non-Qualified Stock Option (right to buy)	$28.4350					06/20/2002 | 08/18/2009	Common Stock - 9,693		9,693	D
Non-Qualified Stock Option (right to buy)	$27.0000					06/18/2003 | 08/18/2009	Common Stock - 10,207		10,207	D
Non-Qualified Stock Option (right to buy)	$29.1300					09/28/2002 | 02/16/2010	Common Stock - 22,571		22,571	D
Non-Qualified Stock Option (right to buy)	$26.2550					08/18/2003 | 02/16/2010	Common Stock - 25,041		25,041	D
Non-Qualified Stock Option (right to buy)	$22.5000					varies (7) | 02/21/2011	Common Stock - 15,272		15,272	D
Non-Qualified Stock Option (right to buy)	$26.3100					08/24/2003 | 02/21/2011	Common Stock - 13,061		13,061	D
Non-Qualified Stock Option (right to buy)	$28.6950					varies (8) | 02/20/2012	Common Stock - 52,692		52,692	D
Non-Qualified Stock Option (right to buy)	$26.2550					varies (9) | 02/19/2013	Common Stock - 57,589		57,589	D
Phantom Stock under NQ Retirement Plan	1-for-1					Immed. | (10)	Common Stock - 2,481		2,481	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: By Andrea L. Stangl, Attorney in-fact 04-28-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

OMeara, Robert P. - April 25, 2003
Form 4 (continued)
FOOTNOTE Descriptions for First Midwest Bancorp, Inc. FMBI

Form 4 - April 2003

Robert P. OMeara
300 Park Boulevard, Suite 405

Itasca, IL 60143
Explanation of responses:

(1)   The transaction represents the exercise of 15,928 stock options under the Omnibus Stock & Incentive Plan whereby 13,154 previously acquired shares were tendered in payment of the exercise price with the resulting value realized being deferred into the Nonqualified Gain Deferral Plan in the form of 2,774 shares.
(2)   Between January 1, 2003 and March 28, 2003 the reporting person acquired 135 shares of First Midwest common stock under the First Midwest Bancorp, Inc. Dividend Reinvestment Plan. The information in this report is based on a plan statement dated March 28, 2003.
(3)   Between February 24, 2003 and April 7, 2003 the reporting person acquired 681 shares of First Midwest Bancorp, Inc. common stock under the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan. The information in this report is based on a plan statement dated April 7, 2003.
(4)   Between January 1, 2003 and March 28, 2003 the reporting person acquired 4 shares of First Midwest common stock under the First Midwest Bancorp, Inc. Dividend Reinvestment Plan. The information in this report is based on a plan statement dated March 28, 2003.
(5)   Represents reload stock option granted under the Omnibus Stock & Incentive Plan to replace the number of shares tendered in the option exercised on 4/25/03.
(6)   The stock option vests in two equal annual installments beginning on April 25, 2003.
(7)   The stock option vests in two equal annual installments beginning on February 21, 2003.
(8)   The stock option vests in two equal annual installments beginning on February 20, 2004.
(9)   The stock option vests in two equal annual installments beginning on February 19, 2005.
(10)   Shares of phantom stock are payable in cash following the termination of the reporting person's employment with First Midwest Bancorp, Inc.

Page 3